SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                             AER Energy Resources, Inc.
                                (Name of Issuer)

                            Common Stock, No Par Value
                         (Title of Class of Securities)

                                   000944108
                                 (Cusip Number)

                               J. Taylor Crandall
                                 201 Main Street
                            Fort Worth, Texas  76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 20, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,514,658 shares, which constitutes approximately 14.1% of the 24,858,339 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 24,023,339 shares outstanding.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,000,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,000,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,000,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.2%


14.  Type of Reporting Person: CO

- ------------
(1) Power is exercised through its President and sole director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,000,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,000,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,000,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.2%


14.  Type of Reporting Person: IN

- ------------
     (1) Solely in his capacity as President and sole director of Keystone, Inc.

1.   Name of Reporting Person:

     FW AER Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,584,158 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,584,158 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,419,158 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 9.7%


14.  Type of Reporting Person: PN

- ------------
(1)  Power is exercised by its sole general partner, Group 31, Inc.
(2) Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,584,158 (1)(2)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,584,158 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,419,158 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 9.7%


14.  Type of Reporting Person: CO

- ------------
(1)  Power is exercised by its President, J. Taylor Crandall.
(2) Solely in its capacity as the sole general partner of FW AER Partners, L.P.
(3) Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,584,158 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,584,158 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,419,158 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 9.7%


14.  Type of Reporting Person: IN

- ------------
(1)  Solely in his capacity as the President of Group 31, Inc.
(2) Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants.

1.   Name of Reporting Person:

     David G. Brown

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 77,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 77,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     77,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: IN

- ------------
(1) Owned in joint tenancy with his wife, Maureen Brown, who shares voting and dispositive power over such shares.

1.   Name of Reporting Person:

     Maureen Brown

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 77,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 77,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     77,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: IN

- ------------
(1) Owned in joint tenancy with her husband, David G. Brown, who shares voting and dispositive power over such shares.

1.   Name of Reporting Person:

     Mark A. Wolfson

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 18,000
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 18,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     18,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

Item 1.     Security and Issuer.

       This statement relates to shares of Common Stock, no par value (the "Stock"), of AER Energy Resources, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4600 Highlands Parkway, Suite G, Smyrna, Georgia 30082.

Item 2.     Identity and Background.

       (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Keystone, Inc., a Texas corporation ("Keystone"), Robert M. Bass ("R. Bass"), FW AER Partners, L.P., a Texas limited partnership ("FW Partners"), Group 31, Inc., a Texas corporation ("Group"), J. Taylor Crandall ("J. Crandall"), David G. Brown ("D. Brown"), Maureen Brown ("M. Brown") and Mark
A. Wolfson ("Wolfson").  Keystone, R. Bass, FW Partners, Group, J. Crandall,
D. Brown, M. Brown and Wolfson are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

       (b)-(c)

       Keystone

       Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:



                      RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

R. Bass               201 Main St., Ste. 3100       President of
Keystone              Fort Worth, Texas  76102

J. Crandall           201 Main St., Ste. 3100       Vice President-
                      Fort Worth, Texas  76102      Finance of Keystone

Glenn R. August       65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

D. Brown              201 Main St., Ste. 3100       Vice President of and
                      Fort Worth, Texas  76102      Consultant to Keystone

Daniel L. Doctoroff   65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

Steven Gruber         65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

Wolfson               201 Main St., Ste. 3100       Vice President of and
                      Fort Worth, Texas  76102      Consultant to Keystone

W. Robert Cotham      201 Main St., Ste. 2600       Vice President/
                      Fort Worth, Texas 76102       Controller of BEPCO

Gary W. Reese         201 Main St., Suite 2600      Treasurer of BEPCO
                      Fort Worth, Texas 76102

James N. Alexander    201 Main St., Ste. 3100       Vice President of
                      Fort Worth, Texas  76102      Keystone

Bernard J. Carl       201 Main St., Ste. 3100       Vice President of
                      Fort Worth, Texas  76102      Keystone

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    R. Bass

    See above.


    FW Partners

    FW Partners is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of FW Partners, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Group, the sole general partner of FW Partners, is set forth below.

    Group

    Group is a Texas corporation, the principal business of which is serving as the general partner of various investment partnerships. The principal address of Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group is as follows:



                      PRINCIPAL OCCUPATION          RESIDENCE OR
NAME                  OR EMPLOYMENT                 BUSINESS ADDRESS

J. Crandall           See above.                    See above.

W. Robert Cotham      See above.                    See above.

Wolfson               See above.                    See above.

D. Brown              See above.                    See above.

Gary W. Reese         See above.                    See above.

Thomas R. Delatour,   201 Main Street, Suite 3100   Vice President of
Jr.                   Fort Worth, Texas  76102      Group

    J. Crandall

    See above.

    D. Brown

    See above.

    M. Brown

    M. Brown's residence address is 289 Kings Mountain Road, Woodside, California 94062, and she is not presently employed.

    Wolfson

    See above.

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       Keystone        Working Capital(1)     $2,361,924.65

       R. Bass         Not Applicable         Not Applicable

       FW Partners     Other - Contributions
                       from Partners          $10,000,000.00 (2)

       Group           Not Applicable         Not Applicable

       J. Crandall     Not Applicable         Not Applicable

       D. Brown/
       M. Brown        Personal Funds (3)     $146,950.00

       Wolfson         Personal Funds (3)     $63,757.50

       (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (2) This figure represents the total amount expended in purchasing the Stock and the Warrant, as described in Item 6.

       (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  Purpose of Transaction.

       The Reporting Persons acquired and continue to hold the shares of the Stock and the Warrant (as described in Item 6) reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its respective investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       The Chairman of the Board of the Issuer has proposed to Keystone that Keystone name a representative to serve on the Board of Directors of the Issuer. Keystone has designated its Vice President, D. Brown, to serve on the Issuer's Board. The Reporting Persons understand that the Issuer's Board of Directors currently is considering M. Brown's election to the Board.

       Except as set forth in this Item 4 or in Item 6, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

       (a)

       Keystone

       The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000,000, which constitutes approximately 4.2% of the outstanding shares of the Stock.

       R. Bass

       Because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,000,000 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

       FW Partners

       The aggregate number of shares of the Stock that FW Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,419,158, which constitutes approximately 9.7% of the 24,858,339 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

       Group

       Because of its position as the sole general partner of FW Partners, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,419,158 shares of the Stock, which constitutes approximately
9.7% of the 24,858,339 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

       J. Crandall

       Because of his position as the President of Group, which is the sole general partner of FW Partners, J. Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,419,158 shares of the Stock, which constitutes approximately 9.7% of the 24,858,339 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

       D. Brown

       The aggregate number of shares of the Stock that D. Brown owns beneficially as a joint tenant with M. Brown, pursuant to Rule 13d-3 of the Act, is 77,500, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       M. Brown

       The aggregate number of shares of the Stock that M. Brown owns beneficially as a joint tenant with D. Brown, pursuant to Rule 13d-3 of the Act, is 77,500, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       Wolfson

       The aggregate number of shares of the Stock that Wolfson owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

       (b)

       Keystone

       Acting through its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

       R. Bass

       As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,000,000 shares of the Stock.

       FW Partners

       Acting through its sole general partner, FW Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

       Group

       Acting through its President, and in its capacity as the sole general partner of FW Partners, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

       J. Crandall

       In his capacity as the President of Group, which is the sole general partner of FW Partners, J. Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

       D. Brown

       As joint tenant with M. Brown, D. Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 77,500 shares of the Stock.

       M. Brown

       As joint tenant with D. Brown, M. Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 77,500 shares of the Stock.

       Wolfson

       Wolfson has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,000 shares of the Stock.

       (c)  On May 20, 1996, FW Partners purchased 1,584,158 shares of
Stock and a warrant to purchase 835,000 shares of Stock (the "Warrant") from the Issuer in a private transaction for an aggregate of $10,000,000.

       Other than as set forth above, none of the Reporting Persons have purchased or sold any shares of the Stock in the previous 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       On May 20, 1996, FW Partners and the Issuer entered into the AER Energy Resources, Inc. Securities Purchase Agreement, dated as of May 13, 1996 (the "Purchase Agreement"), pursuant to which FW Partners purchased 1,584,158 shares of Stock and a Warrant (the "Warrant") to purchase 835,000 shares of Stock for total consideration of $10,000,000. The description of the Purchase Agreement and the Warrant that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement and the Warrant, as applicable, the forms of which are attached hereto as Exhibits 99.2 and 99.3, respectively.

       Pursuant to the Purchase Agreement, the Issuer issued 1,584,158 shares of Stock (the "Shares") and the Warrant, which entitles FW Partners to purchase 835,000 shares of Stock (the "Warrant Shares"). FW Partners also received certain demand registration rights with respect to the Shares and the Warrant Shares. If at any time between May 20, 1998, and May 20, 2001, the Issuer receives a request from FW Partners, the Issuer will be required to file a registration statement covering all or any portion of the shares of Stock requested to be registered by FW Partners. In addition, FW Partners received "piggyback" registration rights with respect to the Shares and the Warrant Shares.

       Pursuant to the terms of the Purchase Agreement, FW Partners may not, without the prior approval of the Issuer, (i) transfer any Shares until May 20, 1998, or transfer any Warrant Shares until May 20, 1997; (ii) sell a call option or buy a put option until May 20, 1998, with respect to the Shares or until May 20, 1997, with respect to the Warrant Shares; or (iii) directly or indirectly sell any Shares or Warrant Shares short or otherwise enter into any derivative contract with respect to the Shares or the Warrant Shares until May 20, 1998.

       FW Partners may exercise the Warrant at any time, in whole or in part, prior to May 20, 2001. The Warrant is exercisable into 835,000 shares of Stock, subject to adjustment upon any adjustment to the exercise price, as described in the Warrant (attached hereto as Exhibit 99.3). The exercise price of the Warrant is $6.3125 per share, subject to adjustment for certain dilutive events as described in the form of Warrant.

       Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.                Material to be Filed as Exhibits.

       Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

       Exhibit 99.2 -- AER Energy Resources, Inc. Securities Purchase Agreement dated as of May 13, 1996 between the Issuer and FW Partners

       Exhibit 99.3 -- Warrant to purchase 835,000 shares of Common Stock dated as of May 20, 1996 and issued in the name of FW AER Partners, L.P.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:  May 30, 1996

                                    KEYSTONE, INC.

                                    By: /s/ W. R. Cotham
                                       W. R. Cotham,
                                       Vice President


                                       /s/ W. R. Cotham
                                       W. R. COTHAM
                                       Attorney-in-Fact for:

                                       ROBERT M. BASS (1)


                                    FW AER PARTNERS, L.P.

                                    By: Group 31, Inc.,
                                        General Partner


                                       By: /s/ J. Taylor Crandall
                                           J. Taylor Crandall,
                                           President

                                    GROUP 31, INC.


                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall,
                                        President


                                       /s/ J. Taylor Crandall
                                       J. TAYLOR CRANDALL


                                       /s/ David G. Brown
                                       DAVID G. BROWN


                                       /s/ Maureen Brown
                                       MAUREEN BROWN


                                       /s/ Mark A. Wolfson
                                       MARK A. WOLFSON


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.